SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                     SCHEDULE 13D

                       Under the Securities Exchange Act of 1934

                             GREENWICH AIR SERVICES, INC.
                                   (Name of Issuer)

                    Class A Common Stock, Par Value $.01 per Share
                            (Title of Class of Securities)

                                      396781-10-6
                                    (CUSIP Number)

    Robert E. Healing                                    John A. Marzulli, Jr.
    General Electric Company                             Shearman & Sterling
    3135 Easton Turnpike                                 599 Lexington Avenue
    Fairfield, CT  06431-0001                            New York, NY  10022
    Tel.:  (203) 373-2243                                Tel.:  (212) 848-4000

                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 9, 1997
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 396781-10-6

(1)     Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person
                 General Electric Company
        ------------------------------------------------------------------------
                 I.R.S. Identification No. 14-0689340
        ------------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of Group (See Instructions)
|_|      (a)____________________________________________________________________

|_|      (b)____________________________________________________________________

(3)      SEC Use Only )_________________________________________________________

(4)      Source of Funds (See Instructions) WC
                                            ------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
        |x|  ___________________________________________________________________

(6)     Citizenship or Place of Organization  New York
                                              ----------------------------------
--------------------------------------------------------------------------------
Number of        (7)   Sole Voting Power            689,000
Shares                                  ----------------------------------------
Beneficially     (8)   Shared Voting Power        3,646,622
Owned by                                  --------------------------------------
Each             (9)   Sole Dispositive Power       689,000
Reporting                                    -----------------------------------
Person          (10)  Shared Dispositive Power    3,646,622
With                                          ----------------------------------
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                                                  4,335,622
        ------------------------------------------------------------------------

(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|__________________________________________________

(13)    Percent of Class Represented by Amount in Row (11)
                                                                 62.1%
                                                          ----------------------

(14)    Type of Reporting Person (See Instructions)           CO
                                                     ---------------------------

Item 1.  Security and Issuer

                  This Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Greenwich Air Services, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 4590 N.W. 36th Street, Miami, Florida 33122.

Item 2.  Identity and Background

                  This Schedule 13D is filed by General Electric Company ("GE"), a New York corporation. GE is a diversified industrial corporation. GE's address is 3135 Easton Turnpike, Fairfield, CT 06431-0001.

                  Except as set forth in Schedule A, to the best of GE's knowledge, during the last five years, neither GE nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  The name, business address, present principal occupation (including the name and address of the corporation or organization in which such employment is conducted) and, in the case of executive officers and directors who are not citizens of the United States, citizenship of each executive officer and director of GE is set forth in Schedule B to this Schedule 13D and is specifically incorporated herein by reference in its entirety.

Item 3.  Source and Amount of Funds or Other Consideration

                  This Statement relates to (i) an option granted to GE by Eugene P. Conese, Sr., Anna M. Conese and Eugene P. Conese, Jr. (the "Stockholders"), to purchase shares of Class A Common Stock from the Stockholders as described in Item 6 below (the "Option"); (ii) a voting agreement and associated proxy granted to GE by the Stockholders with regard to their shares of Class A Common Stock as described in Item 6 below; and (iii) purchases of shares of Class A Common Stock made by GE in the open market. The Option and the voting agreement and associated proxy were granted to GE by the Stockholders pursuant to the Stock Option and Voting Agreement dated March 9, 1997 among GE and the Stockholders (the "Stock Option and Voting Agreement").

                  The Option entitles GE to purchase from the Stockholders 3,646,622 shares of Class A Common Stock, as well as 3,029,528 shares of the Company's non-voting Class B Common Stock, par value $.01 per share (the "Class B Common Stock"), under the circumstances specified in the Stock Option and Voting Agreement and as described in Item 6 below.

                  Under the Stock Option and Voting Agreement, the purchase price per share of Class A Common Stock and per share of Class B Common Stock upon exercise of the

Option is $31.00 (the "Purchase Price"), payable, in each case, in shares of common stock, par value $.32 per share, of GE ("GE Common Stock"). Each Stockholder may elect to receive up to 55% of the aggregate Purchase Price for all of such Stockholder's Shares in cash in the same manner as is provided in the Merger Agreement.

                  The source of funds for all transactions referred to herein is working capital of GE.

Item 4.  Purpose of Transaction

                  On March 9, 1997, GE, GB Merger Corp., a wholly owned subsidiary of GE ("Merger Sub"), and the Issuer entered into the Agreement and Plan of Merger, dated March 9, 1997 (the "Merger Agreement"), which provides that the Issuer will be merged (the "Merger") with and into Merger Sub on the terms and subject to the conditions set forth in the Merger Agreement, with Merger Sub continuing as the surviving corporation (the "Surviving Corporation"). GE requested the Stockholders to enter into the Stock Option and Voting Agreement as an inducement to GE to execute the Merger Agreement. Both the Stock Option and Voting Agreement and the open market purchases described herein are intended to provide greater certainty that GE's acquisition of Greenwich will be consummated.

                  If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall initially consist of four members, all of whom shall be officers or employees of GE. William J. Vareschi, the President and Chief Executive Officer of GE Engine Services Inc., a wholly owned subsidiary of GE, will be the President and Chief Executive Officer of the Surviving Corporation. Additionally, the common stock of the Issuer will cease to be quoted on the NASDAQ system.

                  Other than as described above, GE has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although GE reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer

                  As a result of the Stock Option and Voting Agreement, GE may be deemed to be the beneficial owner of 3,646,622 shares of Class A Common Stock for purposes of Rule 13d-1(a) promulgated under the Securities Exchange Act of 1934, as amended, which represents approximately 52.3% of the shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding on December 31, 1996, as represented to GE by the Issuer in the Merger Agreement). Upon exercise of the Option, GE would have sole voting and dispositive power with respect to such shares of Class A Common Stock.

                  As a result of the open market purchases described below, GE is the beneficial owner of an additional 689,000 shares of Class A Common Stock, representing approximately 9.8% of the shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding on December 31, 1996, as represented to GE by the Issuer in the Merger Agreement).

                  The table below sets forth information with respect to all purchases of shares of Class A Common Stock by GE during the last 60 days other than pursuant to the Stock Option and Voting Agreement. All of such purchases were effected by GE on the NASDAQ system.

Transaction Date         Number of Shares     Price Per Share    Aggregate Price

March 10, 1997                  2,000            29.3750             58,750.00
                              216,800            29.3750          6,368,500.00
                                  600            29.2500             17,550.00
                               10,000            29.2500            292,500.00
                               10,400            29.1250            302,900.00
                                5,000            29.0000            145,000.00

March 11, 1997                 10,000            29.5000            295,000.00
                               10,000            29.5000            295,000.00
                               10,000            29.5000            295,000.00
                                5,000            29.3750            146,875.00
                               10,000            29.3750            293,750.00
                                7,000            29.3750            205,625.00
                               10,000            29.3750            293,750.00
                               10,000            29.3750            293,750.00
                               17,400            29.3750            511,125.00
                               60,000            29.3750          1,762,500.00
                               20,000            29.5000            590,000.00
                               35,000            29.3750          1,028,125.00

March 12, 1997                 10,000            29.2500            292,500.00

March 13, 1997                  2,000            29.3750             58,750.00
                                2,500            29.2500             73,125.00
                                  200            29.3125              5,862.50
                                5,000            29.3125            146,562.50
                                1,000            29.3125             29,312.50
                                1,000            29.2500             29,250.00
                                2,000            29.2500             58,500.00

March 14, 1997                 13,200            29.5000            389,400.00
                               38,100            29.6250          1,128,712.50
                               16,000            29.5625            473,000.00
                               15,000            29.5000            442,500.00
                                6,500            29.5000            191,750.00
                               13,000            29.4844            383,297.20
                                1,000            29.3125             29,312.50
                                4,200            29.3125            123,112.50
                                1,000            29.3750             29,375.00
                                4,000            29.3750            117,500.00
                                3,000            29.3750             88,125.00
                                2,000            29.3750             58,750.00
                                5,000            29.3125            146,562.50
                                5,000            29.3750            146,875.00
                                5,000            29.3750            146,875.00
                                5,000            29.5625            147,812.50
                                5,000            29.5625            147,812.50
                                5,000            29.5625            147,812.50
                                5,000            29.5625            147,812.50

March 17, 1997                 20,000            29.5000            590,000.00
                               20,000            29.3750            587,500.00
                                9,000            29.0000            261,000.00

March 18, 1997                 15,100            29.2500            441,675.00

Total:                        689,000                               20,256,135


                  Except as described herein, to the best of GE's knowledge, neither GE nor any other person referred to in Schedule B attached hereto beneficially owns or has acquired or disposed of any shares of Class A Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  The Stockholders entered into the Stock Option and Voting Agreement as an inducement to GE to enter into the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the holders of the Issuer's outstanding shares of Class A Common Stock and expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended), the Issuer will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Corporation, and each issued and outstanding share of Class A Common Stock, and each issued and outstanding share of Class B Common Stock, other than shares owned by GE or the Issuer, will be converted into the right to receive a number of shares of GE Common Stock having a value equal to $31.00 or, at the option of each Issuer stockholder, $31.00 in cash. The amount of cash payable by GE to the Issuer's stockholders in connection with the acquisition of their shares will be limited to 55% of the aggregate consideration paid by GE in order to preserve the treatment of the Merger as a tax-free reorganization for federal income tax purposes. No monetary consideration was paid by GE to the Stockholders for the Option.

                  The Option may be exercised by GE, in whole but not in part as to all but not less than all the Stockholders, during the period commencing on the date that the waiting period applicable to the consummation of the purchase of the shares pursuant to the Option has expired or been terminated and ending on the date which is the earlier of (i) upon notice given by the Stockholders or GE after September 30, 1997 and (ii) the date of termination of the Merger Agreement by the Issuer in connection with a breach by GE of the Merger Agreement which entitles the Issuer to terminate the Merger Agreement.

                  Pursuant to the Stock Option and Voting Agreement, the Stockholders have agreed to vote their shares of Class A Common Stock (i) in favor of the Merger, (ii) against any action that would constitute a breach of the Merger Agreement or the Stock Option and Voting Agreement and (iii) against any action that could interfere with the transactions contemplated by the Merger Agreement, including, without limitation, any competing business combination, all as more fully described in, and under the circumstances set forth in, the Stock Option and Voting Agreement; provided, however, that the Stockholders are not required to vote in favor of the Merger pursuant to clause (i) above (but would still be required to vote as described in clauses (ii) and (iii) above) if the Board of Directors of the Issuer has previously withdrawn and not reinstated its recommendation in favor of the Merger because it has determined that the Issuer has received a Superior Proposal (as such term is defined in the Merger Agreement) from a third party. Notwithstanding the foregoing, if GE has delivered an exercise notice with respect to all of the shares of Class A Common Stock and Class B Common Stock then owned by the Stockholders and prior to such date the Issuer has established a record date for stockholder action on the Merger, the Stockholders are required to vote in favor of the Merger. In addition, pursuant to the Stock Option and Voting Agreement, each of the Stockholders has granted GE an irrevocable proxy to vote their respective shares of Class A Common Stock if they fail to comply with their obligation to vote their shares of Class A Common Stock in the manner required by the Stock Option and Voting Agreement.

                  The descriptions herein of the Stock Option and Voting Agreement and the Merger Agreement are qualified in their entirety by reference to such agreements, copies of which are filed hereto as Exhibits 99.1 and 2.1, respectively, and which are specifically incorporated herein by reference in their entirety.

                  Except as provided in the Merger Agreement and the Stock Option and Voting Agreement, none of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Issuer, including, but not limited to, transfers or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

    Exhibit  Description

        2.1 Agreement and Plan of Merger, dated March 9, 1997, among GE, Merger Sub and Greenwich.

       99.1  Stock Option and Voting Agreement, dated March 9, 1997, among
             GE, Eugene P. Conese, Sr., Anna M. Conese and Eugene P. Conese, Jr.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and accurate.

March 18, 1997                       GENERAL ELECTRIC COMPANY



                                     By: /s/ Robert E. Healing
                                        ------------------------------

                                         Name:  Robert E. Healing
                                         Title: Corporate Counsel

                                  EXHIBIT INDEX


Exhibit  Description

    2.1 Agreement and Plan of Merger, dated March 9, 1997, among GE, Merger Sub and Greenwich.

   99.1 Stock Option and Voting Agreement, dated March 9, 1997, among GE, Eugene P. Conese, Sr., Anna M. Conese and Eugene P. Conese, Jr.

                                   Schedule A

1.                United States ex rel. Taxpayers Against Fraud and Chester L.
Walsh v. General Electric Company

                  On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. ss.ss. 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

                  On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. ss. 287 (submitting false claims against the United States), 18 U.S.C. ss.1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. ss.ss. 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. ss. 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

2. Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

                  In April, 1994, one of GE's U.K. subsidiaries, IGE Medical Systems Limited ("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

                  At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound)5,000 and assessed costs of (pound)5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HMIP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

                                   Schedule B

                            General Electric Company
                                    Directors

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

D.W. Calloway                       PepsiCo, Inc.                               Retired Chairman of the Board,
                                    700 Anderson Hill Road                        PepsiCo, Inc.
                                    Purchase, NY 10577


S.S. Cathcart                       222 Wisconsin Avenue                        Retired Chairman,
                                    Suite 103                                     Illinois Tool Works
                                    Lake Forest, IL 60045


D.D. Dammerman                      General Electric Company                    Senior Vice President-
                                    3135 Easton Turnpike                          Finance, General
                                    Fairfield, CT 06431                           Electric Company


P. Fresco                           General Electric Company                    Vice Chairman of the
                                    (U.S.A.)                                      Board and Executive
                                    3 Shortlands, Hammersmith                     Officer, General
                                    London, W6 8BX, England                       Electric Company


C.X. Gonzalez                       Kimberly-Clark de Mexico,                   Chairman of the Board
                                      S.A. de C.V.                                and Chief Executive
                                    Jose Luis Lagrange 103,                       Officer
                                    Tercero Piso                                  Kimberly-Clark de Mexico,
                                    Colonia Los Morales                           S.A. de C.V.
                                    Mexico, D.F. 11510, Mexico


R.E. Mercer                         General Electric Company                    Retired Chairman of the
                                    3135 Easton Turnpike                          Board and former
                                    Fairfield, CT 06431                           Director, The Goodyear
                                                                                  Tire & Rubber Company


G.G. Michelson                      Federated Department Stores                 Former Member of the
                                    151 West 34th Street                          Board of Directors -
                                    New York, NY 10001                            Federated Department
                                                                                  Stores

                                       2

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

S. Nunn                             King and Spalding                           Partner
                                    191 Peachtree Street, N.E.
                                    Atlanta, Georgia 30303

J.D. Opie                           General Electric Company                    Vice Chairman of the
                                    3135 Easton Turnpike                         Board and Executive
                                    Fairfield, CT 06431                           Officer

R.S. Penske                         Penske Corporation                          President, Penske
                                    13400 Outer Drive, West                       Corporation
                                    Detroit, MI 48239-4001

B.S. Prieskel                       Suite 3125                                  Former Senior Vice
                                    60 East 42nd Street                           President, Motion
                                    New York, NY 10165                            Picture Associations
                                                                                  of America

F.H.T. Rhodes                       Cornell University                          President Emeritus
                                    3104 Snee Building                            Cornell University
                                    Ithaca, NY 14853

A.C. Sigler                         Champion International                      Retired Chairman of the
                                      Corporation                                 Board and CEO
                                    1 Champion Plaza                              and former Director,
                                    Stamford, CT 06921                            Champion International
                                                                                  Corporation

D.A. Warner III                     J. P. Morgan & Co., Inc.                    Chairman of the Board,
                                    & Morgan Guaranty Trust Co.                   President, and Chief
                                    60 Wall Street                                Executive Officer,
                                    New York, NY 10260                            J.P. Morgan & Co.
                                                                                  Incorporated and Morgan
                                                                                  Guaranty Trust Company

J.F. Welch, Jr.                     General Electric Company                    Chairman of the Board
                                    3135 Easton Turnpike                          and Chief Executive
                                    Fairfield, CT 06431                           Officer, General
                                                                                  Electric Company

                                                     Citizenship

                                   C. X. Gonzalez                      Mexico

                                   P. Fresco                      Italy
                                   All Others                     U.S.A.


                   General Electric Company Executive Officers


                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

J.F. Welch, Jr.                    General Electric Company                     Chairman of the Board
                                   3135 Easton Turnpike                           and Chief Executive
                                   Fairfield, CT 06431                            Officer

P. Fresco                          General Electric Company                     Vice Chairman of the
                                   (U.S.A.)                                       Board and Executive
                                   3 Shortlands, Hammersmith                      Officer
                                   London, W6 8BX, England

P.D. Ameen                         General Electric Company                     Vice President and
                                   3135 Easton Turnpike                           Comptroller
                                   Fairfield, CT 06431

J.R. Bunt                          General Electric Company                     Vice President and
                                   3135 Easton Turnpike                           Treasurer
                                   Fairfield, CT 06431

D.L. Calhoun                       General Electric Company                     Vice President -
                                   2901 East Lake Road                            GE Transportation
                                   Erie, PA 16531                                 Systems

W.J. Conaty                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                           Human Resources
                                   Fairfield, CT 06431

D. M. Cote                         General Electric Company                     Vice President -
                                   3135 Easton Turnpike                           GE Appliances
                                   Fairfield, CT 06431

D.D. Dammerman                     General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                           Finance
                                   Fairfield, CT 06431

L.S. Edelheit                      General Electric Company                     Senior Vice President -
                                   P. O. Box 8                                    Corporate Research
                                   Schenectady, NY 12301                          and Development

B.W. Heineman, Jr.                 General Electric Company                     Senior Vice President -

                                       4

                                    PRESENT                                     PRESENT
NAME                                BUSINESS ADDRESS                            PRINCIPAL OCCUPATION

                                   3135 Easton Turnpike                           General Counsel
                                   Fairfield, CT 06431                            and Secretary


J. R. Immelt                       General Electric Company                     Senior Vice President -
                                   P.O. Box 414                                   GE Medical Systems
                                   Milwaukee, WI 53201

W.J. Lansing                       General Electric Company                     Vice President-
                                   3135 Easton Turnpike                           Corporate Business
                                   Fairfield, CT 06431                            Development

W.J. McNerney, Jr.                 General Electric Company                     Senior Vice President -
                                   Nela Park                                      GE Lighting
                                   Cleveland, OH  44122

E.F. Murphy                        General Electric Company                     Senior Vice President -
                                   1 Newmann Way                                  GE Aircraft Engines
                                   Cincinnati, OH 05215

R.L. Nardelli                      General Electric Company                     Senior Vice President -
                                   1 River Road                                   GE Power Systems
                                   Schenectady, NY 12345

R.W. Nelson                        General Electric Company                     Vice President -
                                   3135 Easton Turnpike                           Corporate Financial
                                   Fairfield, CT 06431                            Planning and Analysis

J.D. Opie                          General Electric Company                     Vice Chairman of the
                                   3135 Easton Turnpike                           Board and Executive
                                   Fairfield, CT 06431                            Officer

G.M. Reiner                        General Electric Company                     Senior Vice President -
                                   3135 Easton Turnpike                           Chief Information
                                   Fairfield, CT 06431                            Officer

G.L. Rogers                        General Electric Company                     Senior Vice President -
                                   1 Plastics Avenue                              GE Plastics
                                   Pittsfield, MA 01201

J.W. Rogers                        General Electric Company                     Vice President -
                                   1635 Broadway                                  GE Motors
                                   Fort Wayne, IN 46801

L.G. Trotter                       General Electric Company                     Vice President -
                                   41 Woodford Avenue                             GE Electrical
                                   Plainville, CT 06062                           Distribution and
                                                                                          Control

                                                     Citizenship

                                   P. Fresco                           Italy
                                   All Others                          U.S.A.